Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 25, 2026

Relating to Preliminary Prospectus dated February 25, 2026 and

Prospectus dated July 17, 2024

Registration No. 333-279726

PennantPark Floating Rate Capital Ltd.

$200,000,000

6.75% Notes due 2029

PRICING TERM SHEET

February 25, 2026

The following sets forth the final terms of the 6.75% Notes due 2029 and should only be read together with the preliminary prospectus supplement dated February 25, 2026, together with the accompanying prospectus dated July 17, 2024, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	PennantPark Floating Rate Capital Ltd. (the “Company”)

Security:	6.75% Notes due 2029

Expected Rating (DBRS)*:	BBB (low)

Aggregate Principal Amount Offered:	$200,000,000

Trade Date:	February 25, 2026

Settlement Date**:	March 4, 2026 (T+5)

Maturity Date:	March 4, 2029

Benchmark Treasury:	3.500% due February 15, 2029

Benchmark Treasury Price and Yield:	100-011⁄4 / 3.486%

Spread to Benchmark Treasury:	+351 basis points

Coupon (Interest Rate):	6.75%

Yield to Maturity:	7.00%

Price to Public (Issue Price):	99.334%

Interest Payment Dates:	March 4 and September 4, commencing September 4, 2026

Optional Redemption:

Prior to December 4, 2028 (three months prior to maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	70806A AC0

ISIN:	US70806AAC09

Joint Book-Running Managers:	Raymond James & Associates, Inc. Keefe, Bruyette & Woods, Inc. Citizens JMP Securities, LLC Truist Securities, Inc.

Co-Managers:	ING Financial Markets LLC Oppenheimer & Co. Inc. Regions Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Company expects that delivery of the Notes will be made to investors on or about March 4, 2026, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day prior to the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The preliminary prospectus supplement dated February 25, 2026 and the accompanying prospectus dated July 17, 2024, each of which have been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The Company’s shelf registration statement is on file and has been declared effective by the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. Before you invest, you should read the preliminary prospectus supplement dated February 25, 2026 and the accompanying prospectus dated July 17, 2024 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from: Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, email: prospectus@raymondjames.com, tel: 800-248-8863.

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